UNITED STATES
SECURITIES AND EXHANGE COMMISSION
WASHINGTON, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

_______________________SeraCare Life Sciences, Inc._________________________
(Name of Issuer)

______________________Common Stock, no par value__________________________
(Title of Class of Securities)

______________________81747T104_________________________
(CUSIP Number)

______________________December 31, 2011__________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81747T104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 81747T104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 81747T104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 81747T104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 5 is filed with respect to the shares of the common stock, having no par value (the “Common Stock”), of SeraCare Life Sciences, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2011 and amends and supplements the Schedule 13G filed on May 21, 2007, as previously amended (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),

•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),

•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”), and

•	Dale Chappell, a United States citizen (“Mr. Chappell”).

Item           4           Ownership

4(a)           Amount beneficially owned:

None of the Reporting Persons beneficially owns any shares of Common Stock.

4(b)           Percent of Class:

Not applicable.

4(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)           shared power to vote or to direct the vote:

Not applicable.

(iii)           sole power to dispose or to direct the disposition of:

Not applicable.

(iv)           shared power to dispose or to direct the disposition of:

Not applicable.

Item 5                      Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 10                      Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2012                                                   BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                      Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:  /s/ Dale Chappell
            Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:  /s/ Dale Chappell
            Dale Chappell, Managing Member

/s/ Dale Chappell
     Dale Chappell